CHINA YILI PETROLEUM COMPANY
c/o Warner Technology and Investment, Inc.
100 Wall Street, 15th Floor
New York, NY 10005

                                                                                                   May 5, 2010

VIA EDGAR
Karl Hiller
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:          China Yili Petroleum Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed May 18, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 20, 2010
                File No. 001-51554

Dear Mr. Hiller:

I am writing in response to your letter dated February 2, 2010.  The Staff’s comments are recited below, each followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.
In response to our prior comments you indicated that you will need to correct certain errors in your financial statements and other related disclosures in an amendment to your Form 10-K for the fiscal year ended December 31, 2008.  We expect you will need to similarly revise each of your subsequent interim reports.  Please submit draft amendments to your annual report on Form 10-K and subsequent interim reports on Form 10-Q with your next response, having all changes marked and including error correction disclosure in your financial statements covering material revisions, and an explanatory paragraph at the forepart of each amendment, stating the reasons for the amendment and directing readers to those sections where further details are provided.

Response to Comment 1

On April 15, 2010 China Yili filed its annual report on Form 10-K for the year ended December 31, 2009.  The modifications that had been promised in our earlier responses to the Staff’s comments were implemented in the 2009 10-K.  Specifically:

•
The disclosure in the Business Section (page 2) and Notes to Financial Statements (page 18) has been modified to clarify the effective date of the spin-off of ASAP Expo. (9/25/09 comment letter, comment 3).

•	The statement of stockholders’ equity has been modified to correctly state the effect of the merger and reverse split in 2007. (9/25/09 comment letter, comment 4).

•	We included in Note 1 to the Financial Statements (page 19 top) a paragraph regarding the acquisition of Yili Asphalt by Sino-American Petroleum. (9/25/09 comment letter, comment 5).

•	We repaired the error regarding the ratio of the reverse split and reflected the reverse split in all disclosures regarding outstanding shares. (9/25/09 comment letter, comment 6).

•	We removed all references to the preferred stock having been “converted.” (9/25/09 comment letter, comment 8).

•	We included in Note 7 (page 25) a description of “Potential Limitations on the Payment of Dividends.” (9/25/09 comment letter, comment 9).

•	We modified the first paragraph of Item 8A (page 26) to disclose management’s conclusion that the Company’s disclosure controls and procedures were not effective. (9/25/09 comment letter, comment 10).

The only other modification that had been promised in our earlier responses to the SEC comments related to the need to modify the 2007 statement of cash flows to eliminate cash from discontinued operations.

2.
Given that you have concluded that you will need to restate your prior financial statements to resolve various accounting issues raised in our prior comments, you should comply with your reporting obligations under Item 4.02 of Form 8-K.

Response to Comment 2

The only changes to the financial statements included in the 2008 10-K that were required by the restatement were:

•	the reclassification in 2007 of $26,835 from “cash” to “cash from discontinued operations;”
•	the reclassification in the 2007 Statement of Cash Flows of the loan to related party from financing activities to investing activities; and
•	the retroactive adjustment of the stockholders’ equity of the accounting acquirer to reflect the exchange ratio established in the reverse merger.

We concluded that these changes did not have a sufficiently material effect on the financial statements to warrant the conclusion that the financial statements should not be relied upon.  Accordingly, we have not filed an Item 4.02 Form 8-K.

Financial Statements

Consolidated Statements of Cash Flows, page F-4

3.
In your response to prior comment one you state the line item “Loan to related party” represents a cash disbursement for a loan made by ASAP Expo Inc. (ASAP Expo) to a related party.  Please note cash flows related to making and collecting loans should be classified as investing activities to comply with FASB ASC paragraphs 230-10-45-12 and 230-10-45-13.

Response to Comment 3

The item which is the subject of this comment appears in the statement of cash flows for the year ended December 31, 2007, which included cash flows of ASAP Expo.  In the financial statements included in the 2009 10-K, the cash flows attributable to ASAP Expo have been eliminated.

Note 1 - Business Description and History, page F-5

4.
As previously requested in prior comment three, please clarify whether the shares of ASAP Expo Inc. were distributed to the original shareholders of ASAP Show Inc. only or to all your shareholders of record as of December 19, 2008.

Response to Comment 4

The fourth paragraph of Note 1 contained in the 2009 Form 10-K (page 18) follows:

On December 19, 2008, Yili declared a dividend of 100% of the outstanding shares of ASAP, payable on December 31, 2008 to shareholders of record on that date.  The results of operations of ASAP are included in the accompanying consolidated statements of operations and other comprehensive income (loss) as income (loss) from discontinued operations. The assets and liabilities of ASAP are aggregated and reported as separate lines on the consolidated balance sheet prior to the declaration of the dividend.

A similar clarification was made in the second paragraph of Item 1, “Business.”

5.
In your response to prior comment four you state that you accounted for the ASAP Show and Sino merger as a reverse merger.  That is, Sino American Petroleum Group Inc. (Sino) (including its wholly owned subsidiary, Tongliao Yili Asphalt Company (Yili Asphalt) is designated as the acquirer and ASAP Show is the acquire.  However you did not explain why the assets and liabilities of ASAP Show were not recorded at fair value as of the date of the merger.  We reissue prior comment 4 as it relates to this particular issue.

Response to Comment 5

Throughout the negotiations relating to the merger between Sino-America and ASAP Show, it was always the intention of ASAP Show to spin off the ownership of ASAP Expo to the shareholders of ASAP Show. At of the date of acquisition, the only assets and liabilities of ASAP Expo’ were cash, intercompany receivables and payables, and accrued expenses. Accordingly, since, in the opinion of management, the fair value of the assets and liabilities approximated their book value, no appraisal was performed and the book value of ASAP Expo’s assets and liabilities was used.

6.
In your response to prior comment four you identify the investors who purchased the 100,000 shares of preferred stock and state that the $600,000 paid by these investors was charged to additional paid in capital effective on closing of the merger.  Please explain why you have combined this transaction with the reverse merger transaction on your statement of stockholders equity for the fiscal year ended December 31, 2007.  And if these investors paid $600,000 in cash in exchange for the preferred stock as you suggest, please tell us why the proceeds are not presented as a financing activity on your statement of cash flows.

Response to Comment 6

The 100,000 shares of preferred stock were purchased by Huakang Zhou, Xiaojin Wang and Xiao Hu. Huakang Zhou was the President of Sino-American Petroleum prior to the merger, Xiaojin Wang is his wife, and Xiao Hu is a business associate of Mr. Zhou. They made this investment on behalf of Tongliao Yili and Sino-American. This investment is part of the reverse merger, as demonstrated by the fact that a single contract contains the terms of the merger and the terms of the investment, which would not close unless the merger were completed. Therefore, the $600,000 was charged to additional paid-in capital effective on closing of the merger.  The $600,000 is not included in the statement of cash flows because it was paid as an integral part of the reverse merger, and the Statement of Cash Flows includes the cash flows of ASAP Expo only for the period subsequent to the reverse merger.

7.
In your response to prior comment five you state the merger between Yili Asphalt and Sino was a transaction between entities under common control.  As previously requested, please explain how these entities were under common control prior to Yili Asphalt becoming a wholly-owned subsidiary of Sino, and submit a schedule listing the owners and their respective interests in both entities before the transaction and in the combined entity afterwards.

Response to Comment 7

Sino was organized by Warner Technology and Investment Corp, an entity owned by Huakang Zhou and Xiaojin Wang.  Warner organized Sino pursuant to an agreement with Yili Asphalt to facilitate the merger of Yili Asphalt into a public company.  Accordingly, although nominal ownership of the common stock of Yili was vested in Warner and its business associates, they held the shares primarily for the benefit of the shareholders of Yili Asphalt and were committed to use Sino for no purpose other than to mediate the acquisition of Yili Asphalt by a public company.  After the acquisition of Yili Asphalt by Sino, there were 30,000 shares of Sino outstanding, of which 24,243 were owned by individuals who had been owners of Yili Asphalt prior to the acquisition.

In order to disclose the accounting effect of the relationships described above, in Note 1 to the financial statements included in the 2009 10-K we included the following paragraph at page 18, ¶2:

  “Sino-American Petroleum acquired the equity in Yili Asphalt in May 2007 in exchange for an equitable interest in Sino-American Petroleum.  The CEO and majority shareholder of Yili Asphalt prior to that acquisition became a control shareholder , CEO and sole director of ASAP Show as a result of the Merger of Sino-American Petroleum with ASAP Show.  For that reason, and because Sino-American Petroleum has had no business activity other than to facilitate the acquisition of Yili Asphalt by ASAP Show, we have accounted for Sino-American Petroleum’s acquisition of Yili Asphalt as a reorganization of entities under common control.

Note 7 - Stockholders’ Equity, page F-10

8.
We have read your response to prior comment eight in which you explain that the holders of the Series A preferred stock and the Board of Directors agreed to effect an exchange of the Series A Preferred shares for common shares in 2008.  As the exchange has the same effect as a conversion, it is unclear to us how you concluded the terms of the original agreements were not modified.  Please expand your disclosure to indicate the circumstances under which the preferred stock was converted to common stock prior to the distribution of the ASAP Expo’s shares.

Response to Comment 8

As the 2009 10-K now properly discloses, the preferred stock was never converted into common stock.  The right of the conversion arose under the terms of the Company’s corporate charter, and required that the spin-off of ASAP Expo have been completed prior to conversion.  In order for there to have been a conversion prior to the spin-off of ASAP Expo, the Company would have been required to file with the Delaware Secretary of State an amendment to the certificate of designation of the preferred stock.  Instead, the Company and the holders of the preferred stock entered into a contractual agreement to exchange one equity instrument (the preferred stock) for another (the common stock).  This was not a modification of the merger agreement or of the certificate of designation.  This was a new agreement.  Therefore the 2009 10-K discloses that the preferred stock was exchanged for common stock.

Note 9 - Risk Factors, page F-11

9.
We note your response to prior comment nine indicating that you intend to expand your disclosure to discuss in further detail limitations on the payment of dividends due to the location of your operations.  However, Rule 4-08(e) of Regulation S-X requires that you disclose separately the amount of restricted net assets for your subsidiaries as of the end of the most recently completed fiscal year, while Rule 5-04(b) of Regulation S-X requires that you include either in a note to your financial statements or in a separate schedule condensed financial information of the registrant when restricted net assets exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.  Please revisit these disclosures requirements, also the guidance in FRC §213.02, and expand your disclosure to provide all required information.

Response to Comment 9

The Company’s Annual Report on Form 10-K for 2009 makes clear throughout that the assets of the Company are located in China.  In particular, the balance sheet shows that there are no significant assets other than property and equipment that are located in China.  Accordingly, the disclosure in Note 7 on page 25 to the effect that the payment of dividends by the Chinese subsidiary to the US parent will require Chinese government approval represents substantial compliance with the requirements of Rule 4-08(e).  Condensed financial information showing 100% of the Company’s assets being restricted in this fashion would be redundant.

                        Controls and Procedures, page 28

10.
In response to prior comment 10 you indicate that the weaknesses in your internal control over financial reporting arose because you were unable to implement proper accounting practices due to the lack of skilled personnel dedicated to the accounting function.

Given that you are required to include in your periodic reports financial statements that are prepared in accordance with GAAP, a conclusion that your internal control over financial reporting is not effective will often preclude concluding that your disclosure controls and procedures are effective because you will not necessarily have the information that needs to be disclosed.

In light of the material weaknesses in your internal control over financial reporting, and the additional errors identified in your financial statements, we believe that you should augment your earlier disclosure to clarify that disclosure controls and procedures were not actually effective as of year-end.

We expect you will need similar representations in each of your subsequent interim reports, and that you will need to identify changes in your internal control over financial reporting in conjunction with any conclusion that your disclosure controls and procedures are effective, i.e. no longer ineffective.

Response to Comment 10

After reviewing the Staff’s comment, we have adopted the logic expressed therein.  In the first paragraph of Item 8A in the 2009 10-K management acknowledges that the Company’s disclosure controls and procedures were not effective as of December 31, 2009, due to the lack of effective internal controls over financial reporting.

Form 10-Q for the Quarter Ended September 30, 2009

General

11.
Please revise the accounting and disclosures in your reports for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, as necessary to comply with all applicable comments written on your annual report.

Response to Comment 11

Bringing the interim reports into compliance with the Staff’s comments would not result in any change to the financial statements.  Certain changes to the other disclosure in the interim reports would, however, be necessary.  All such disclosure has been made in the 2009 10-K, however.  So we believe that amendment of the interim reports would not significantly improve the information available to investors.  If the Staff believes otherwise, however, we will file the necessary amendments.

Yours.
/s/ Chunshi Li
Chunshi Li, Chief Executive Officer